October 26, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Margaret Schwartz and Celeste Murphy

Re:	Entrada Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-260160

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between October 25, 2021 and the date hereof we effected the distribution of approximately 2,800 copies of the Company’s Preliminary Prospectus dated October 25, 2021 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on October 28, 2021, or as soon thereafter as practicable.

[Signatures follow]

Very truly yours,

GOLDMAN SACHS & CO. LLC
Cowen and Company, LLC
evercore group L.L.C.
As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Dan Cocks
Name:	Dan Cocks
Title:	Managing Director

Cowen and Company, Llc

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Sachin Aggarwal
Name:	Sachin Aggarwal
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]